

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

Via E-mail
Hugh C. O'Donnell
Vice President, General Counsel and Secretary
Milacron Holdings Corp.
3010 Disney Street
Cincinnati, OH 45209

> **Re: Milacron Holdings Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 29, 2015**
> **File No. 333-203231**

Dear Mr. O'Donnell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical Financial and Other Data, page 14

1.   Please revise your presentation of pro forma earnings per share so that the denominator only includes those common shares whose proceeds are being used for debt repayment. You may also present additional EPS data reflecting the issuance of all shares, labeled appropriately, if you consider that information meaningful. Refer to SAB Topic 1.B.3.   Please similarly apply to your presentation of selected historical financial data beginning on page 51.

Capitalization, page 45

2.   Please refer to footnote 4. It appears that the pro forma amount for your new term loan facility will be the combination of two adjustments, including the issuance of debt and the repayment of a portion of the debt with the proceeds from the offering. If true, please

include the amounts related to each adjustment in the footnote. Please similarly consider for the two adjustments to cash and cash equivalents.

Certain Relationships . . ., page 148

3. Please disclose the information required by Regulation S-K Item 404 with respect to the management agreement added to your disclosure on page F-14. Please also disclose the duration of that agreement. If it will continue to be in effect after this offering, please file it as an exhibit.

Financial Statements

Condensed Consolidated Balance Sheets, page F-2

4. You paid a dividend of $145 million to common stockholders on May 15, 2015, subsequent to the latest balance sheet date. Reported equity at March 31, 2015 is $348.9 million. Since the dividend represents 41.6% of reported equity, please include a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing. Refer to Item 11-01(a)(8) of Regulation S-X and SAB Topic 1.B.3.

Condensed Consolidated Statements of Operations, page F-3

5. While the dividend was paid with proceeds from your new senior secured term loan, we note that you will repay a portion of the loan with the proceeds from the offering. Also, we note that you recorded a net loss of $14.8 million and $15.9 million for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. Please present pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. Note that the number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering.

You may contact Lynn Dicker at (202) 551-3616 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: Alexander D. Lynch, Esq.
        Heather L. Emmel, Esq.